Via Facsimile and U.S. Mail
Mail Stop 4720

June 16, 2009

Mr. Frank Bramanti
Chief Executive Officer
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, TX 77040-6094

Re: HCC Insurance Holdings, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed March 2, 2009
        File No. 001-13790

Dear Mr. Bramanti:

        We have completed our review of the above filing and have no further comments at
this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief